File No. 70-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                    FORM U-1

                                   APPLICATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------


                               Emera Incorporated
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada

                                     B3J2W5

                ------------------------------------------------

                                 Not applicable

                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------



                                Richard J. Smith

                     Corporate Secretary and General Counsel
                                   Emera Inc.

                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J2W5

                 -----------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

Joanne C. Rutkowski                        David Falck
Markian M.K. Melnyk                        Winthrop, Stimpson, Putman & Roberts
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     1 Battery Park Plaza
1875 Connecticut Avenue, N.W.              New York, N.Y. 10004-1490
Washington, D.C.  20009



                               TABLE OF CONTENTS


Item 1.  Description of Proposed Transactions

     A.  Introduction

     B.  Description of the Companies
         1.  Emera Inc.
         2.  Bangor Hydro-Electric Company

     C.  The Proposed Transaction

     D.  Utility Regulation

         1.  Divestiture of Generation Assets
         2.  Divestiture of Rights to Capacity and Energy
         3.  Standard Offer Service
         4.  BHE's Ongoing Electric Utility Function

Item 2.  Fees, Commissions and Expenses

Item 3.  Applicable Statutory Provisions

     A.  Applicable Provisions
     B.  Legal Analysis

         1.  Section 10(b)(1)
             a.  Interlocking Relationships
             b.  Concentration of Control
         2.  Section 10(b)(2)
         3.  Section 10(b)(3)
         4.  Section 10(c)(1)
         5.  Section 10(c)(2)
         6.  Section 10(f)
         7.  Section 3(a)(5)
             a.  Section 3(a)(5) is available to Foreign Organized Companies.
             b.  Emera complies with all standards under Section 3(a)(5).
             c. Emera is essentially foreign and essentially engaged in utility operations and related business.
             d. The US utility operations will be small in both a relative and absolute sense.
             e. The proposed exemption will not be detrimental to the protected interests.

Item 4.  Regulatory Approvals

         1)  Antitrust
         2)  FERC
         3)  State Regulation

Item 5.  Procedure

Item 6.  Exhibits and Financial Statements

         A.  Exhibits
         B.  Financial Statements

Item 7.  Information as to Environmental Effects

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     A.  Introduction.

     Emera Incorporated ("Emera") is seeking approval under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with its acquisition of the outstanding voting securities of Bangor Hydro-Electric Company ("BHE") and its public-utility subsidiary companies (the "Merger"). In addition, Emera requests an order under Section 3(a)(5) of the Act exempting Emera and its subsidiaries as such from all the provisions of the Act, except
Section 9(a)(2).

     B.  Description of the Companies

     1.  Emera

     Emera is a corporation that was formed under the laws of the Province of Nova Scotia, Canada in 1998. Emera is the parent of Nova Scotia Power Inc. ("NSPI"), a Canadian electric utility company that owns and operates a vertically integrated electric utility system in Nova Scotia. NSPI serves
440,000 customers in Nova Scotia with 2,183 MW of generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI has no retail gas distribution facilities.

     NSPI's electric generation, transmission and distribution facilities are located exclusively within Nova Scotia. The transmission assets are used primarily to transmit power within Nova Scotia and, on a limited basis, to transmit power for sale to customers in New Brunswick and beyond./1/

     In 1999, NSPI generated 10,668 GWh of electricity and purchased 411 GWh of the amount generated or purchased, 10,882 GWh was consumed in the province of Nova Scotia and 75 GWh were exported using the international lines of New Brunswick Power Corporation ("NB Power"). NB Power's principal interconnection with the US is with the transmission facilities of Maine Electric Power Company, Inc. ("MEPCO"), in which BHE has a minority interest. At present, NSPI is not authorized to transmit power and energy within the U.S., and accordingly, all purchasers of energy from NSPI purchase the energy within Canada for export by the purchaser across the international border for transmission via ISO-New England facilities. In connection with the proposed Merger, Emera has undertaken that NSPI will qualify for exemption as a foreign utility company or "FUCO" within the meaning of Section 33 of the Act.

------------------
1 Under permits issued by Canada's National Energy Board ("NEB"), NSPI may export energy over any international power line originating in New Brunswick or Quebec. NSPI's permits expire on July 9, 2008. The permits authorize a total of 1200 GWh of energy export in any 12 month period.
------------------


     For the twelve months ending June 30, 2000, Emera had revenues of approximately $810 million and NSPI had operating revenues of approximately $864 million. As of June 30, 2000, Emera and NSPI had assets of approximately CDN $2.9 billion and $2.8 billion, respectively. Emera owns a number of non-utility subsidiaries that are described in Exhibit K-2.

     2.  BHE

     BHE is a public utility and holding company currently exempt by order under
Section 3(a)(1) of the 1935 Act./2/ BHE holds a 14.2% equity interest in MEPCO, a Maine utility that owns and operates electric transmission facilities from Wiscasset, Maine to the Maine-New Brunswick border. MEPCO is owned jointly by Central Maine Power Company ("CMP") (78.3%), BHE (14.2%) and Maine Public Service Company (7.5%). In addition, BHE owns a 50% general partnership interest in Chester SVC through BHE's wholly-owned subsidiary Bangor Var Co., Inc. Chester SVC is a single-purpose financing entity formed to own a static var compensator, which is electrical equipment that supports the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line.

     BHE provides the transmission and distribution system for the delivery of electricity to approximately 107,000 Maine customers. For the twelve months ending September 30, 2000, BHE had approximately $190 million of utility operating revenues./3/ As of September 30, 2000 BHE had approximately $502 million in utility assets. BHE owns a number of non-utility subsidiaries that are described in Exhibit K-2.

------------------
2    Bangor Hydro-Electric  Company,  Holding Co. Act Release No. 2704 (Oct. 25,
     1999). BHE obtained that order in connection with its acquisition of a 50% interest in Bangor Gas Company LLC ("Bangor Gas"), a start up natural gas system in the Bangor area that the company was developing with Sempra Energy ("Sempra"). BHE has since sold its interest in Bangor Gas to Sempra. Prior to the issuance of the 1999 order, BHE was exempt under Rule 2.

3 As explained infra, under Maine's electric restructuring law, BHE exited the power supply aspect of its traditional utility function as of March 1, 2000. Nonetheless, BHE's revenues for the twelve months ending September 30, 2000 continue to include revenue associated with power supply because
     (1) BHE had responsibility for power supply until March 1, 2000, so until then BHE's revenues were derived in part from regulated rates that included the costs associated with power supply, and (2) since March 1, 2000, under the direction of the Maine Public Utilities Commission ("MPUC"), BHE has been acquiring the power supply to fulfill the MPUC's obligation to provide for "standard offer service", for which the MPUC sets the rate charged to customers. Year to date revenues at September 30 associated with providing the power supply for the standard offer service were approximately $46 million.
------------------


     C.  The Proposed Transaction

     Pursuant to an Agreement and Plan of Merger entered into on June 29, 2000, between Emera and BHE ("Merger Agreement"),/4/ Emera will acquire all of BHE's common shares for $26.50 per share./5/ The total value of consideration that BHE shareholders will receive in the Merger, based on the number of shares of BHE common stock outstanding on September 15, 2000 (7,363,424), is approximately $195 million. BHE will retain its name and continue to serve its customers pursuant to the terms of its existing contracts and state and federal requirements. Neither BHE nor Emera will modify or terminate any existing customer contracts as a result of this transaction.

     The Merger offers substantial benefits to both parties' shareholders and customers. The Merger will allow BHE to become part of a larger organization with greater resources, yet retain its name and identity, continue its historic record of community involvement and support, and continue to promote economic development in the regions it serves. The price to be paid by Emera for each share of BHE's common stock represents a substantial premium above the value of the stock at the time the Merger was announced./6/ Thus, the proposed transaction will benefit BHE's shareholders, customers, and employees, as well as the communities in which they work and live.

     With respect to Emera, this transaction will allow it to continue its strategy of expanding its operations beyond its Nova Scotia base while capitalizing on its experience and expertise in operating electric utility companies.

     Pursuant to the terms of the Merger Agreement, Merger Sub, a to-be-formed Emera subsidiary incorporated in the U.S., will merge with and into BHE, with BHE surviving (the "Surviving Corporation"). The Merger, which has been approved by BHE's shareholders and Board of Directors, is expected to occur as soon as all of the conditions to the consummation of the Merger are met or waived. The Merger Parties plan to consummate the Merger in early spring of 2001.

------------------
4 The Merger Agreement is incorporated by reference as Exhibit B-1 to this application. In this agreement, Emera is identified by its old name, NS Power Holdings Incorporated.

5    All amounts are given in U.S. dollars, unless otherwise stated.

6 The closing price of BHE's common stock on June 29, 2000, the day prior to the Merger announcement, was $15.13 per share.
------------------


     Under the terms of the Merger Agreement, (i) each outstanding share of common stock of Merger Sub will be converted into one share of common stock of the Surviving Corporation, (ii) each outstanding share of preferred stock of BHE (the "BHE Preferred Stock") will remain outstanding as one share of preferred stock of the Surviving Corporation, and (iii) each outstanding share of common stock of BHE (the "BHE Common Stock") other than Dissenting Shares (as defined in the Merger Agreement) or shares owned by BHE as treasury shares, or by Emera, if any, will be converted into the right to receive $26.50 in cash (the "Per Share Amount"), as such amount may be adjusted in accordance with the Merger Agreement (the "Merger Consideration"). Holders of BHE's warrants outstanding at the effective time of the Merger will thereafter be entitled to receive, upon exercise of each warrant, the Merger Consideration less the exercise price. If the closing of the Merger does not occur on or prior to June 29, 2001, and all conditions to closing have been satisfied or are capable of being satisfied except for the receipt by Emera of (A) the necessary authorizations from the Commission under the 1935 Act, or (B) any other necessary governmental approvals to be obtained by Emera, then the Per Share Amount shall be increased by an amount equal to $0.003 for each day after such date up to and including the day which is one day prior to the closing of the Merger.

     D.  Utility Regulation

     The State of Maine has been a leader in electric industry restructuring. As described below, restructuring has required BHE to exit the former utility function of the provision of power supply for retail consumption. The restructuring law has required BHE to divest, to the extent practicable, its generation and power supply assets. Thus, under retail choice, which was implemented  on  March  1,  2000,  BHE  has  largely  exited  the  power  supply business./7/ Because restructuring has profoundly affected the way BHE historically operated, the economic effects of restructuring must be an integral part of determining the size of BHE's operations, both in a relative and absolute sense.

     1.  Divestiture of Generation Assets

     In 1997, legislation was enacted to restructure Maine's electric industry./8/ The Maine Restructuring Act states that "[b]eginning on March 1, 2000, all consumers of electricity have the right to purchase generation services directly from competitive electric providers."/9/ The act required each investor-owned electric utility in Maine to divest all generation assets and generation-related businesses activities on or before March 1, 2000, other than any:

          A. Contract with a qualifying facility, contract with a party other than a qualifying facility or affiliated interest entered into solely for the purpose of restructuring a contract with a qualifying facility or contract with a demand-side management or conservation provider, broker or host;/10/

          B. Ownership interest in a nuclear power plant;/11/

          C. Ownership interest in a facility located outside the United States;/12/ or

          D. Ownership interest in a generation asset that the commission determines is necessary for the utility to perform its obligations as a transmission and distribution utility in an efficient manner./13/

------------------
7 As a transitional measure, however, pursuant to MPUC orders, BHE will provide standard offer service until March 1, 2001.

8 "An Act to Restructure the State's Electric Industry," Pub. Law, ch. 316, 35-A M.R.S.A. 3201, et seq. (May 29, 1997) ("Maine Restructuring Act").

9    35-A M.R.S.A.  3202(1).

10 The "qualifying facility" exemption recognizes that Maine's utilities have ongoing contracts with nonutility generators entered into under the requirements of the Public Utility Regulatory Policies Act of 1978 and Maine's Small Power Production Act, 35-A M.R.S.A. 3301 et seq. (1999) (repealed effective March 1, 2000), which are not intended to be affected by the Maine Restructuring Act. The utilities are instead required to periodically auction the power supply entitlement under the contracts.

11 This exemption recognizes the difficulties associated with divesting nuclear power plant interests. BHE's only interest in a nuclear power plant is its 7% ownership interest in Maine Yankee Atomic Power Company's nuclear plant in Wiscasset, Maine, which has permanently ceased operations and is being decommissioned.

12   BHE has no facilities located outside the U.S.

13 As discussed infra, BHE has retained ownership of certain diesel-fired generators under this exception. 35-A M.R.S.A 3204(1).
------------------


     The MPUC required each investor-owned electric utility to submit a plan to accomplish the required divestiture, which the MPUC reviewed for consistency with the Maine Restructuring Act and issued an order approving or modifying the plan./14/ Each investor-owned electric utility was then required to divest its generation assets in accordance with the MPUC's order and was prohibited from owning or having a financial interest in or otherwise controlling generation or generation-related assets, except as otherwise permitted by the Maine Restructuring Act, on or after March 1, 2000./15/

     Consistent with this requirement, BHE submitted a plan for divesting its generation assets to the MPUC on February 9, 1998. On June 17, 1998, the MPUC approved the plan./16/ Following its approved divestiture plan, BHE engaged in an open bidding process to select a purchaser of its generation assets. BHE selected PP&L Global, Inc. ("PP&L Global"), which purchased the majority of BHE's generating assets. Specifically, BHE sold to PP&L Global: (1) BHE's wholly-owned hydro units/17/ and the expansion rights to those assets; (2) BHE's subsidiary's (Penobscot Hydro Company, Inc.'s ("PHC")) ownership interest in the partnership known as Bangor-Pacific Hydro Associates, which owns the West Enfield Project; (3) BHE's ownership interest in Wyman Unit No. 4 (8.33% of 51.7
MW); (4) BHE's right, title and interest, subject to a memorandum of understanding, in the work in progress relating to the potential development of a new 345-kV tie-line to New Brunswick; (5) BHE's rights in the Hydro-Quebec Agreemen and Transmission Support Agreements; and (6) BHE's Basin Mills development rights. As part of the sale, BHE also reassigned its 100 MW firm transmission reservation over MEPCO to PP&L Global./18/ By August 27, 1999, the various asset sales to PP&L Global were complete.

------------------
14   Id.

15   Id.; 35-A M.R.S.A. 3204(5).

16   Re Bangor Hydro-Elec. Co., No. 98-114 (Me. P.U.C. June 17, 1998).

17 Ellsworth Hydro Project, Howland Hydro Project, Medway Hydro Project., Milford Hydro Project, Orono Hydro Project, Stillwater Hydro Project, and Veazie Hydro Project.

18 On March 15, 1999, the Federal Energy Regulatory Commission ("FERC") approved the transfer to PP&L Global of FERC jurisdictional facilities. Bangor Hydro Elec. Co., 86 FERC 61,281, clarified, 87 FERC 61,057 (1999).
------------------


     After the asset sale, BHE retained 21 MW of diesel-fired internal combustion units. These facilities consist of 11 units located at BHE's Bar Harbor, Eastport, and Medway plants. BHE was not required to divest its ownership in its units at Bar Harbor and Eastport pursuant to 35-A M.R.S.A. 3204(1) of the Maine Restructuring Act. The MPUC found that "BHE's ownership of its diesel-fired generating units in Bar Harbor and Eastport are necessary for BHE to perform its obligations as a transmission and distribution utility in an efficient manner." The Bar Harbor and Eastport units involve 12 MW in total./19/ The MPUC extended the deadline for divestiture of BHE's diesel-fired generating units in Medway until March 1, 2003. The MPUC found that "extending the divestiture deadline for those units for three years is likely to improve their sale value."/20/

     2.  Divestiture of Rights to Capacity and Energy

     The Maine Restructuring Act directed the MPUC to develop rules requiring each investor-owned electric utility after February 28, 2000 to sell rights to capacity and energy from all generation assets and generation-related businesses, including purchased power contracts that are not divested pursuant to the general divestiture requirement./21/ An investor-owned electric utility may keep those rights to capacity and energy that the MPUC determines are necessary for the efficient performance of utility transmission and distribution obligations./22/ The MPUC established rules requiring the sale of remaining capacity and energy from generation assets and generation-related business./23/

------------------
19   Re Bangor Hydro-Elec. Co., No. 98-820 (Me. P.U.C. Feb. 3, 1999).

20   Id.

21   35-A M.R.S.A. 3204(4).

22   Id.

23   Code Me. R. 65-407, Chapter 307.
------------------


     On July 16, 1999, the MPUC approved BHE's proposal to sell 38 MW of its entitlements to generating capacity and associated energy, under existing power purchase contracts between BHE and six individual qualifying facilities./24/ The six contracts reflect all of BHE's rights to capacity and energy remaining at the commencement of retail choice, except for: (1) the output of BHE's 21 MW of diesel-fired units,/25/ and (2) 6 MW of capacity and associated energy from the Penobscot Energy Recovery Company ("PERC") that is committed to be sold under a pre-existing agreement to UNITIL Power Corporation ("UNITIL")./26/

     After evaluating the bids received, BHE selected, and the MPUC approved, Morgan Stanley Capital Group, Inc. ("Morgan Stanley") as the winning bidder. On December 3, 1999, the MPUC approved BHE's selection of Morgan Stanley./27/ Pursuant to the contract approved by the MPUC, Morgan Stanley has purchased the 38 MW of entitlements from BHE for a two-year period starting March 1, 2000. Subsequent auctions will take place to establish purchasers after this initial period.

------------------
24 Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. July 16, 1999). The entitlements sold include 16 MW from BHE's contract with PERC, the entire output of the 19.1 MW entitlement in the West Enfield hydro-electric facility, and BHE's entitlement to the output of four small, less than 1 MW hydro-electric projects (Green Lake Hydro, Sebec Hydro, Milo Hydro, and Pumpkin Hill Hydro).

25 The MPUC's finding that the Bar Harbor and Eastport diesels were necessary for transmission and distribution efficiency exempts the output from these units from the Chapter 307 bid process. Re Bangor Hydro-Elec. Co., No. 99-602 (Me. P.U.C. Dec. 1, 1999). The MPUC authorized BHE to exclude the output of the Medway diesels from the Chapter 307 bid process. Id.

26 The MPUC authorized BHE to retain the UNITIL contract concluding that allowing BHE to retain the contract to continue to meet its contractual obligation and to receive the associated revenues will likely provide a greater stranded cost reduction than if BHE divested the contract.

27   Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. Dec. 3, 1999).
------------------


     3.  Standard Offer Service

     Under the Maine Restructuring Act, all consumers of electricity may purchase generation services directly from competitive electricity providers beginning March 1, 2000./28/ Because not all consumers would want or be able to obtain generation services from the competitive market, the Maine Restructuring Act required that "when retail access begins, the Commission shall ensure that standard-offer service is available to all consumers of electricity."/29/ Accordingly, the MPUC has established the terms and conditions for standard offer service as well as the bid process used by the MPUC to select standard offer service providers./30/

     On August 2, 1999, the MPUC commenced the bidding for the provision of standard offer service and received proposals in response to its Request for Bids ("RFB"). However, the MPUC rejected the bids received for BHE's service territory because they were not in conformance with the MPUC's rules for standard offer service and the RFB or they were unreasonably high./31/

     The MPUC initiated a second round of bids for standard offer service for BHE's service territory and again rejected all bids submitted in response to the solicitation./32/ The MPUC then directed BHE to provide standard offer service "through wholesale arrangements with suppliers or from the spot market until the Commission acts in the future to designate standard offer providers."/33/

     The MPUC set the standard offer service price and required BHE to procure wholesale power to provide standard offer service until March 1, 2001./34/ On February 29, 2000, the MPUC authorized BHE to enter into a one-year wholesale power supply contract with a supplier BHE chose through an offer of solicitation./35/ This contract with NB Power provides 60 percent of BHE's standard offer load requirements. The remainder is obtained through short-term purchases from the NEPOOL market.

------------------
28   35-A M.R.S.A.  3202(1).

29   35-A M.R.S.A.  3212.

30   35-A M.R.S.A.  3212(2).  Code Me. R. 65-407, Chapter 301.

31   Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Oct. 25, 1999).

32   Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Dec. 3, 1999).

33   Id.

34   Id.

35   Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb. 29, 2000).
------------------


     The MPUC requires BHE, as the standard service provider, to submit monthly reports of its standard offer costs and collections. Throughout the year, the MPUC reviews BHE's purchases for standard offer service and, where appropriate, it increases or decreases the standard offer service prices for customers in BHE's service territory to cover projected shortfalls or eliminate surpluses./36/

     Pursuant to the Restructuring Act and Chapter 301, the MPUC is in the process of soliciting and evaluating bids for standard offer providers for the period beginning March 1, 2001./37/

     4.  BHE's Ongoing Electric Utility Function

     Following the divestiture activities described above, BHE now continues in its historic function of the provision of all of the attributes of electric utility service other than power supply as a regulated monopoly in the area it serves. Its rates are regulated by the FERC and the MPUC. BHE may be required by the MPUC from time to time to acquire power to fulfill the MPUC's obligation to provide standard offer power supply service. When it does so, the MPUC sets the price for standard offer service at a level sufficient to cover the cost of such power supply, and provides for a reconciliation after the fact for under or over recoveries.

------------------
36 Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb 29, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. June 15, 2000); Re Bangor
     Hydro-Elec.  Co.,  No.  99-111  (Me.  P.U.C.  June  23,  2000);  Re  Bangor
     Hydro-Elec.  Co.,  No.  99-111  (Me.  P.U.C.  July  20,  2000);  Re  Bangor
     Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Aug. 17, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Sept. 21, 2000).

37 35-A M.R.S.A 3212; Code Me. R. 65-407, Chapter 301; see also Re Public Utils. Comm., No. 2000-808 (Me. P.U.C. Oct. 2, 2000) (Order delegating to the MPUC Director of Technical Analysis the authority to decide various matters relating to the solicitation and selection of standard offer service providers).
------------------


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger are estimated to be approximately $7 million.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     A.  Applicable Provisions

     The acquisition by Emera of the voting securities of BHE and the BHE public-utility subsidiary companies is subject to Sections 9 and 10 of the Act. Upon completion of the Merger, Emera will qualify for an order of exemption under Section 3(a)(5).

     B.  Legal Analysis

     As previously stated, prior to the closing of the Merger Emera will file for FUCO exemption for its principal subsidiary, NSPI. NSPI is a vertically integrated utility serving approximately 440,000 customers in Nova Scotia with assets of CDN $2,800 million. NSPI neither owns nor operates utility facilities located in the U.S. and derives none of its income from the generation, transmission or distribution of electricity for sale, or retail gas distribution, within the U.S. Emera has no other utility subsidiaries. Under
Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act. Accordingly, NSPI will not be a public utility subsidiary of Emera for purposes of Section 9 & 10 analysis.

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person to acquire directly or indirectly any security of any public utility company if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As a result of the Merger, Emera would become an affiliate of BHE, MEPCO and Chester SVC. The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Section 10 of the Act. As explained more fully below, the Merger complies with all of the applicable provisions of Section 10 and should be approved. Upon completion of the Merger, Emera will qualify for exemption under Section 3(a)(5) of the Act.

     1.   Section 10(b)(1)

     Section 10(b)(1) precludes approval of an acquisition that "will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."

           a.   Interlocking Relationships.

     By its nature, any acquisition results in new links between theretofore unrelated companies./38/ Interlocking boards are typical of wholly-owned subsidiaries and necessary to integrate the BHE companies into the Emera system. The interlocks, therefore, will be in the public interest and the interests of investors and consumers, and thus not prohibited by Section 10(b)(1).

            b.   Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system./39/ In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."/40/ As explained more fully in the application of BHE to the FERC under Section 203 of the Federal Power Act, the proposed Merger will not have any adverse effect on competition, rates or the effectiveness of federal or state regulation./41/ Specifically, the proposed Merger cannot and will not harm competition in wholesale power markets because:

     * NSPI and BHE do not sell into common markets

     * NSPI does not own or control any generation in the NEPOOL, the only market in which BHE sells power.

     * All of NSPI's generation is located in Nova Scotia and there is virtually no available transfer capability ("ATC") between Nova Scotia and BHE.

------------------
38 Cf. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (stating that interlocking relationships are necessary to integrate two merging entities).

39   American Electric Power Co., 46 S.E.C. 1299, 1309 (1978).

40   Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

41   A copy of the FERC application is attached as Exhibit D-2.
------------------


     BHE also possesses no market power over transmission because it transferred operational control of its higher voltage transmission facilities to ISO New England, Inc. ("ISO-NE") in 1997 and now offers service over its lower voltage facilities pursuant to a FERC accepted open access transmission tariff.

     Other regulators will also consider the competitive effect of the proposed Merger./42/ In addition to the application to the FERC under Section 203 of the Federal Power Act, notification and report forms will be filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. 1311 et seq.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

      2.      Section 10(b)(2)

     Section 10(b)(2) requires the Commission to determine whether the consideration Emera is giving for BHE is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets being acquired. The determination of the acquiror of BHE was made as a result of a competitive bidding process conducted by an investment banking firm. The firm contacted numerous parties to determine interest, and conducted due diligence with companies that had submitted indications of interest. BHE's board then accepted definitive proposals from two remaining companies at the conclusion of the due diligence process. The resulting price and terms and conditions for the acquisition are the product of arms'-length negotiations between the buyer and seller. In light of this evidence, Emera believes that the consideration for the acquisition bears a fair relationship to the sums invested in and the earning capacity of the BHE utility assets.

------------------
42   See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
     1990) (finding that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers").
------------------


     Further, Emera believes that the estimated fees and expenses in this matter bear a fair relation to the value of BHE and the strategic benefits to be achieved by the Merger and, further, that the fees and expenses are fair and reasonable./43/

     3.  Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquirer's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.

     The proposed Merger will not unduly complicate the capital structure of Emera or its public-utility subsidiaries. The proposed Merger does not involve the creation of any minority interests nor will the existing senior debt and senior equity securities of Emera be affected by the Merger. Post-Merger, Emera and BHE will continue to have common stock equity of at least 30% of total capitalization as generally required by the Commission./44/

     Section 10(b)(3) also directs the Commission to consider whether an acquisition will be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the resulting holding company system. The acquisition of BHE will not be detrimental to the protected interests or to the proper functioning of the resulting holding company system. The BHE board of directors determined that BHE's small size, and the possibility of further shrinkage of its revenue base as additional aspects of its business become subject to competition, would make it increasingly difficult to maintain regulated rates at reasonable levels and attract capital on reasonable terms. BHE's board of directors believes that Emera and its principal subsidiary, NSPI, represent a good fit for BHE. NSPI serves a geographical area like BHE's, and its management has experience operating a utility with challenges similar to those faced by BHE. In turn, BHE's management and employees have experience doing business with Canadian utility companies. The BHE board of directors also believes that the Merger will provide future benefits to BHE's customers and employees as the best practices of both firms are shared and implemented. Perhaps more importantly, the MPUC, the agency that is most directly responsible for the protection of Maine utility consumers, must approve the Merger.

------------------
43 See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). The total estimated fees and expenses of $7 million represent approximately 3.6% of the value of the consideration Emera will pay for BHE, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
     1992) (approximately 2% of the value of the assets to be acquired).

44 See, e.g., National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). Emera provides projected debt ratios in Exhibit J-2.
------------------


     4.  Section 10(c)(1)

     Under this section, the Commission cannot approve "an acquisition of securities, or of any other interest, which is unlawful under the provisions of
Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8, which governs the combination of electric and gas operations, does not apply to the instant transaction. Section 11, which again is directed to registered rather than exempt holding companies, stands for the principle that a registered holding company should be generally limited to a single integrated public-utility system. In connection with its previous order, the Commission concluded that BHE's existing utility operations constitute a single, integrated electric-utility system within the meaning of the Act./45/ The proposed Merger will impose a new holding company structure over the existing BHE system; it will not affect the integration of that system./46/

     5.  Section  10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act.

     The Commission has previously found that a transaction such as the instant one, involving the imposition of a new holding company over an existing integrated system, results in financial and organizational benefits for the utility system./47/

------------------
45   Bangor Hydro-Electric  Company,  Holding Co. Act Release No. 2704 (Oct. 25,
     1999).

46   Supra at 12.

47 WPL Holdings, Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991); see also Chevron Corp., Holding Co. Act Release No. 27122 (Dec. 27, 1999); Roanoke Gas Co., Holding Co. Act Release No. 26996 (April 1, 1999); BEC Energy, Holding Co. Act Release No. 26874 (May 15, 1998); Western Resources, Inc., Holding Co. Act Release No. 26783 (Nov. 24, 1997).
------------------


     The Merger will result in significant financial benefits for shareholders, rate payers and the community in general. As a result of the Merger, BHE will be in a position to achieve synergies typically associated with a merger of two similar businesses. For example, cost of capital and risks will be reduced as a result of BHE's affiliation with a larger and more diversified company. In terms of future rates, Emera has committed to freeze BHE's total PUC jurisdictional revenue requirement until MPUC consideration and approval of an alternative rate plan.

     Emera plays a vital role in the economy of Nova Scotia as does BHE in Maine. Both companies serve a very similar customer base, including substantial service to the pulp and paper industry. Emera understands the importance of this industry to the economy of the region as a whole and is committed to providing reliable power at fair rates that allow the industry to continue to operate on a competitive basis with other pulp and paper producers around the world. Emera and BHE also serve other common customer groups and Emera will continue its commitment to these customers in its operation of the combined entity after the Merger.

     In addition, the Merger will help ensure continuity of the high quality of customer service. The Merger will permit BHE access to management resources available from Emera, a company with historic success in the delivery of services. Emera and BHE will share best practices learned from their extensive experience in operating their respective utility systems.

     The Merger will provide substantial benefits to the communities within and outside of BHE's service area. After the Merger, BHE will maintain its community involvement and charitable contributions at the pre-Merger level. Seventy-seven Maine municipalities, approximately 15% of the communities in the State, will benefit as a result of the 825,000 outstanding warrants held by those municipalities through the Municipal Review Committee, Inc., in conjunction with BHE's involvement with PERC. The increased value in market price of the warrants will result in an incremental value of approximately $9.1 million, a substantial profit for the municipalities.

     On October 24, 2000, BHE shareholders approved the Merger, which will result in a cash payment to shareholders of $26.50 per share. The closing price of BHE on June 29, 2000, the day before the Merger announcement, was $15.13 per share. Because BHE shareholders are protected by the purchase of their shares at a premium and their voting rights, it is clear that the Merger will be beneficial to shareholders.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met./48/ The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable."/49/

     6.  Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to carrying out the provisions of section 11.

     The MPUC is the sole state regulator with jurisdiction over the Merger. As explained in Item 4, below, Emera and BHE have applied for the necessary approval under Maine law.

     7.  Section 3(a)(5)

     Following the Merger, Emera will be a holding company within the meaning of
Section 2(a)(7) of the Act. As such it will be required to register with the Commission, and comply with the various requirements for registered holding companies, unless it is able to qualify for exemption.

------------------
48 National Grid Group plc, supra; see American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978).

49 Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).
------------------


     Section 3 of the Act provides that the Commission upon application "shall" by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Of interest here, Section 3(a)(5) of the Act provides an exemption where a holding company "is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public utility company." For the reasons that follow, Emera requests and is entitled to an order under Section 3(a)(5) of the Act exempting Emera and its subsidiaries as such from all the provisions of the Act, except Section 9(a)(2).

                a.  Section 3(a)(5) is available to Foreign Organized Companies.

     Emera is a Canadian corporation organized under the laws of Nova Scotia. In its 1994 Gaz Metropolitain decision, the Commission stated that "[t]he Act contains no prohibition against foreign holding companies as such," in finding that a Canadian holding company was entitled to an exemption under Section 3(a)(5) following its acquisition of a Vermont gas utility./50/ That case involved the acquisition of Vermont Gas Systems Inc. ("VGS"), a Vermont gas utility, by a subsidiary of Gaz Metropolitain, Inc., a Quebec limited partnership that operated a gas distribution utility in Quebec. Rejecting the staff's contention that Section 3(a)(5) was not intended to allow foreign companies to control domestic utilities, the Commission stated that:

     Congress intended that a holding company system whose operations were essentially foreign should not be denied an exemption because of minor domestic utility operations. We have stated that, in order for a system to qualify, its domestic utility operations must "account for no material part of the holding company's income" and be "small in size." In our view, a foreign holding company that meets these standards may qualify for a
     Section 3(a)(5) exemption even though it controls the domestic utility company.

Indeed, in the National Grid decision, the Commission cited the Gaz Metropolitain decision for the proposition that an exemption under Section 3(a)(5) was available to foreign holding companies./51/ The difficult and novel question before the Commission in National Grid was, instead, whether "a foreign holding company could make an acquisition that would require it to register under the Act."

------------------
50   Gaz  Metropolitain,  Inc.,  Holding Co. Act Release No. 26170 (November 23,
     1994) ("Gaz Metropolitain"). For the fiscal year ended September 30, 1992, Vermont Gas Systems Inc. ("VGS") had revenues of about $38 million and net income of about $2.8 million. At fiscal year end, its total assets were about $34.3 million, with net utility plant of about $29.8 million. In contrast, for the same period, Gaz Metropolitain, Inc. ("GMLP") had consolidated revenues of approximately CDN $1.1 billion and consolidated assets of CDN $1.3 billion.
------------------


     The Gaz Metropolitain and National Grid decisions provide useful guidance as to the standards for exempt and registered foreign utility holding companies. The exempt foreign holding company has utility operations that are small in both a relative and absolute sense and that are confined to a single state./52/ National Grid, in contrast, has operations in five New England states and has recently announced the proposed acquisition of Niagara Mohawk Holdings, Inc., a large New York utility holding company./53/ There is a further consideration that argues for exemption on the facts of this matter. Here, as in Gaz Metropolitain, the proposed transaction will unite Canadian and U.S. utilities. As the Commission in Gaz Metropolitain noted, the U.S. and Canada enjoy a unique relationship. Both countries have a long history of friendship and cooperation evidenced by, among other things, the North American Free Trade Agreement ("NAFTA") and the NAFTA Implementation Act (Pub. L. 103-182, 107 Stat. 2057-2225
(1993)), which were "designed to remove barriers to trade and enhance investment opportunities between the United States and Canada."/54/

------------------
51   National  Grid Group plc,  Holding  Co. Act Release  No.  27154  (March 15,
     2000).

52 Cf. AES Corp, Holding Co. Act Release No. 27063 (August 20, 1999) (utility operations confined to Illinois).

53   See National  Grid Group plc,  Holding Co. Act Release No. 27154 (March 15,
     2000);  National  Grid USA,  Holding Co. Act Release No.  27166  (April 14,
     2000); and the Niagara Mohawk website describing the pending merger with National Grid as a $3 billion transaction that would form the ninth largest electric utility in the United States and create a U.S. business equal in size to National Grid's U.K. business (available at http://www.nimo.com/merger.html).

54   Gaz  Metropolitain at 15. In Gaz  Metropolitain,  the Commission found that the combination of the Canadian and Vermont gas operations resulted in a single integrated gas utility system. While Emera could acquire a firm contract path to interconnect the Canadian and US electric operations, it is not necessary to do so because NSPI intends to conduct its affairs so as to qualify for exemption as a FUCO. Thus, although the transaction will require prior approval under Sections 9 and 10, the question of integration will be confined to the BHE utility operations, which the Commission has previously found to be an integrated electric utility system. Section 10(c)(2) of the Act is satisfied because BHE is currently an integrated electric utility system and will remain so after the Merger. Because here, as in Gaz Metropolitain, the transaction will result in a single, integrated public-utility system, the Emera-BHE Merger falls comfortably within the Gaz Metropolitain precedent.
------------------


               b. Emera complies with all standards under Section 3(a)(5).

     In last summer's AES decision,  the Commission  granted an exemption  under
Section 3(a)(5) to a U.S. independent power producer that acquired an Illinois electric and gas utility company. In that matter, the Commission stated that a request for exemption under Section 3(a)(5) raised three issues:

          First, it is necessary to examine the significance of the utility operations that AES will acquire to determine if they are small in a relative sense (i.e., not material). Second, we must consider whether they are small in an absolute sense. Finally, we must consider whether a company such as AES, that is not an essentially foreign public-utility holding company, can qualify for the exemption. We examine these issues in the context of the abuses that the Act was intended to address.

     The first and second issues, concerning the relative and absolute size of BHE's utility operations, are discussed below. The third issue should be easily addressed because NSPI's history as a one-time Canadian Crown corporation and its Nova Scotia-focused operations demonstrate that it is essentially a Canadian company.

               c. Emera is essentially foreign and essentially engaged in utility operations and related businesses.

     In Gaz Metropolitain and in AES, the Commission departed from earlier cases that had held that, in order to qualify for an exemption under Section 3(a)(5), an applicant must be a U.S. holding company with "essentially foreign utility operations."/55/ In AES, the Commission explained:

          . . . we do not,  however,  believe  that it is necessary to limit the section 3(a)(5) exemption to an U.S. holding company whose operations are essentially foreign to achieve the policy objectives of the Act. On the facts of this matter, a grant of exemption is consistent with the underlying rationale of the exemption and the Act's legislative history (including subsequent amendments to the Act). Following the acquisition of CILCO, AES will be a U.S. holding company that is essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act. Just as Congress determined that the public interest does not require regulation of public-utility holding companies whose utility operations are essentially foreign, except for a small domestic utility, the public interest does not require regulation of a U.S. holding company whose utility operations are exclusively exempt, except for a small domestic utility.

Emera is both "essentially foreign" as in the case of Gaz Metropolitain and "essentially engaged in utility businesses that Congress has determined should not be subject to regulation under the Act," as in the case of AES./56/

------------------
55 See AES, citing Cities Service Co., 8 S.E.C. 318 (1940) and Electric Bond and Share Co., 33 S.E.C. 21 (1952).
------------------


               d. The US utility operations will be small in both a relative and absolute sense.

     To qualify under Section 3(a)(5), Emera may not derive, directly or indirectly, a material part of its income from one or more subsidiary companies the principal business of which within the U.S. is that of a public utility company. Historically, the Commission has required that the utility operations be both small in a relative sense (i.e., not material), and small in an "absolute" sense./57/

     Concerning materiality, the Commission can consider a variety of measures in determining what is a material part of income. In practice, however, the Commission has generally relied on a comparison of gross revenues (the "gross-to-gross" test)./58/ In its 1999 NIPSCO order, the Commission approved the use of "net operating revenues" also referred to as "operating margin," (which net out the cost of purchased gas and fuel for generation) to avoid distortion when a company that was predominantly electric acquired a company that was exclusively gas./59/ In NIPSCO, the Commission found that an out-of-state utility subsidiary which contributed the following percentages of the consolidated holding company figures would not be material for purposes of
Section 3(a)(1):

      Measure                  NIPSCO Range of Values
  Gross Operating Revenues        16.0-16.2%
  Operating Margin                10.8-11.2%
  Utility Operating Income        7.1-8.7%

Thereafter, in AES, the Commission noted that an adjustment to gross revenues was appropriate because "one of the companies in this matter is subject to rate regulation and the other largely is not."/60/ There the Commission found a subsidiary that contributed 12.8% of the holding company's gross revenues and 10.4% of net operating revenues was not material for purposes of exemption under
Section 3(a)(5)./61/

------------------
56 NSPI is the primary electric utility in Nova Scotia, with over 95% of the generation, transmission and distribution in the province. Emera's electric utility revenues from NSPI in 1999 accounted for CDN $790.2 million out of total consolidated revenues of CDN $ 824.6.

57   AES, supra.

58   Id.

59 NIPSCO Industries, Inc., Holding Co. Act Release No. 26973 (Feb. 10, 1999). The Commission, in NIPSCO, explained that: "Under such circumstances, where there is a combination of gas and electric operations, the netting out of fuel costs is often necessary to avoid overstating the size, and therefore materiality, of the acquired company. This is because pass-through costs represent a much larger part of revenues in the gas business than in the electric business."

60 The order explains that: "As a result, a larger portion of CILCO's revenues represent pass-throughs of fuel cost, while a larger portion of AES's revenues represent a mark-up over fuel costs, or profit. . . . Because AES's revenues include a much larger profit component, if the pass-throughs are not netted out from both companies, CILCO's revenues relative to the size of AES's revenues may be overstated."

61 Similarly, in NIPSCO, a utility's contribution to net operating revenues of 10.8% to 11.2% was not material in the context of a request for exemption under Section 3(a)(1).
------------------


     In this matter, a holding company with vertically integrated utility operations (NSPI) is acquiring a disaggregated "wires" utility (BHE). As in NIPSCO and AES, a strict application of the "gross to gross" test would provide a distorted picture of the relationship between the holding company and the U.S. utility. Among other things, although BHE has divested its generation, the company's gross revenues still reflect certain energy costs related to the recovery of stranded costs associated with BHE's historical operations. We explain the nature of these "legacy" or "transition" costs below./62/

------------------
62 The BHE revenues discussed herein are presented on a consolidated basis. MEPCO is accounted for under the equity method and consequently it contributes nothing to BHE's consolidated revenues. Dividends received from MEPCO, which in 1999 were approximately $199,000, are applied to offset BHE's expenses and, consequently, they benefit BHE's ratepayers. BHE's revenues from Chester SVC were zero for the same period.
------------------


     As explained previously, in 1997, the State of Maine implemented the Restructuring Act to bring retail competition to the sale of electricity. BHE was required to divest its generation under the Restructuring Act and it completed that process in 1999. Retail competition commenced in Maine in March, 2000, and BHE now functions as a transmission and distribution electric utility in this new regulatory paradigm. Nevertheless, BHE continues to have costs related to its divested generation assets and power supply contracts that are recovered in rates. These costs fall into two categories.

     First, BHE has a regulatory asset that represents the cost BHE incurred in connection with the buy out of above-market power supply contracts and other unamortized generation-related costs, principally from PURPA qualifying facilities. The MPUC has allowed for a five to six year recovery in rates for most of these costs. The recovery for these costs appears in BHE's annual revenues and is labeled "Regulatory Asset Recovery" in the financial projections in Exhibit FS-5. When this regulatory asset is fully amortized, BHE will no longer receive these revenues. The regulatory asset is a remnant of BHE's previous structure under the old regulatory scheme. As such, the revenue stream associated with the asset has no relevance to the current and future business of BHE as a utility.

     BHE also has a second category of costs that are described as "Purchased Power Recovery" on the financial projections in Exhibit FS-5. These costs relate to all the residual power supply contracts that BHE did not buy out because it was not economically justifiable. Since BHE cannot be a supplier of electricity under Maine law, BHE periodically auctions the rights to the power under the contracts to third parties. The difference between the auction proceeds and BHE's costs under the power supply contracts, i.e., BHE's net residual costs, is labeled Purchased Power Recovery and is collected from BHE's ratepayers. The revenue from Purchased Power Recovery will continue for the term of the remaining power supply contracts as long as BHE's biennial auctions result in proceeds to BHE that are less than the contract cost./63/

     As with the Regulatory Asset Recovery, the Purchased Power Recovery relates to power supply which BHE procured under the prior regulatory scheme when it was a vertically integrated utility. These are charges that do not reflect BHE's ongoing utility operations. Accordingly, it would be a distortion to include BHE's revenues attributable to Purchased Power and Regulatory Asset Recovery in a materiality analysis under Section 3(a)(5) because they do not reflect the revenues that BHE earns from the service that it is currently authorized to provide to its customers.

------------------
63 If future auctions provide proceeds in excess of BHE's costs, the excess would reduce BHE's revenue, i.e., reduce customer rates.
------------------


     Before the Restructuring Act, BHE's revenues were attributable to revenues from (i) transmission and distribution, (ii) fixed obligations for generation and power supply based on prior and ongoing commitments (which post-restructuring, became "stranded" costs), and (iii) fuel and market-based purchased power variable costs. Revenues were roughly divided in thirds between the categories. After BHE's divestiture and commencing March 1, 2000 when retail competition began in Maine, revenue recovery for fuel and purchased power variable costs has been eliminated since BHE no longer owns generating assets or provides generation-related service. Revenues from generation and supply have also been eliminated and replaced by steadily decreasing revenues from Regulatory Asset and Purchased Power Recovery. Absent stranded costs, which will eventually be recovered, BHE's revenues immediately following restructuring would be a mere one-third of their pre-divestiture levels. This definite trend and dramatic change in BHE's utility business should be recognized by the Commission in its application of the standards of Section 3(a)(5) of the Act./64/

     If the Regulatory Asset Recovery and Purchased Power Recovery are backed out of BHE's revenues, the company would contribute 9.8% of the combined entity's revenues in year one, 9.1% in year three and only 9.3% by year five./65/ Consequently, BHE will not contribute a material amount of Emera's revenues, consistent with Commission precedent.

     The Commission in the past has imposed an additional condition that the utility operations of holding companies exempt under Section 3(a)(3) or 3(a)(5) be "small in an absolute as well as a relative sense."/66/ The limitation was imposed in early cases to address the situation in which "any public utility holding company could insulate itself from the Act by acquiring and holding the stocks of companies doing some business other than that of a retail utility business."/67/ The Commission in AES stated that: "This approach is intended to ensure that the exemption is not available to a company with a large utility business and a total business that is predominantly nonutility in nature just because the nonutility holdings dwarf the utility operations."

------------------
64 As noted supra at 12, in the first year following restructuring, BHE has been required by the MPUC to acquire power in connection with the provision of standard offer service on a full cost reimbursement basis. Under the Restructuring Act, the MPUC is generally expected to source this power from third-party providers through a competitive bidding process.

65 On a gross-to-gross basis, BHE would contribute 15.0% of the combined entity's revenues in year one, 13.8% in year three and only 12.8% by year five.

66 Electric Bond and Share Co., 33 S.E.C. 21 (1952), quoting Standard Oil Co., 10 S.E.C. 1122, 1129 (1942).

67   Id.
------------------


     BHE is small in an absolute sense. As of and for the year ended December 31, 1999, BHE had approximately 107,000 customers, total assets of $544 million, gross utility revenues of $198 million and net income of $18.3 million. In comparison, as of and for the year ended December 31, 1998, CILCORP, the utility acquired by AES, had approximately 253,000 customers, total assets of $1,024 million, gross utility revenues of $532 million and net income of $41 million. Although BHE is larger than the utility acquired in Gaz Metropolitain,/68/ like VGS and CILCO, BHE operates only in one state and is subject to effective state regulation. The utilities that the Commission found to be impermissibly large in the past, Cities Service and Electric Bond and Share, both had extensive operations in multiple states and represented significant portions of the regional and national utility markets. In contrast, BHE serves only 15% of the Maine electricity market and 1.6% of the New England market, measured on the basis of total kilowatt-hour sales (i.e., the amount of electricity consumed in the respective regions in 1999).

------------------
68 At the time of the Gaz Metropolitain decision, VGS served 24,600 customers, had $34.3 million in assets, revenues of $38 million and net income of $2.8 million.
------------------


               e. The proposed exemption will not be detrimental to the protected interests.

     As noted above, notwithstanding an applicant's compliance with the objective requirements of Section 3(a)(1), the Commission can deny or condition an exemption, "insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing this standard, the Commission has traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when state control is adequate./69/ The proposed Merger will not have an adverse effect on BHE's existing utility operations, or on the way that rates are regulated by the MPUC or the ability of that commission to effectively regulate the operations of the BHE utilities.

     Chapter 6 of the 1995 report on The Regulation of Public-Utility Holding Companies (the "1995 Report") discusses the background and administration of the Act's exemptive provisions and explains that: "Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation."/70/ The legislative history makes clear that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed./71/ Both of those factors are present in this matter.

     The proposed transaction will require the approval of the MPUC. In matters involving exempt holding companies, the SEC has traditionally given great deference to the views of the affected state regulators. In NIPSCO, for example, the Commission noted that: "Each of Bay State's and Northern's regulators made the finding aware of the fact that, if we approved the application, Bay State and Northern would be owned by an out-of-state holding company exempt from registration under the Act. The Commission has given weight to a state's judgment concerning its ability to exercise effective regulatory control."/72/

------------------
69   See,  e.g.,  KU Energy Corp.,  Holding Co. Act Release No. 25409 (Nov.  13,
     1991); CIPSCO Inc., Holding Co. Act Release No. 25212 (Sept. 18, 1990).

70   1995 Report at 109, note 4.

71   See Sen. Rep. No. 621, 74th Cong., 1st Sess. (1935).

72 The NIPSCO order cited Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996) ("the judgment of a state's legislature and public service commission as to what will benefit their constituents is entitled to considerable deference when not in conflict with the policies of the Act"); Northern States Power Co., 36 S.E.C. 1, 8 (1954) ("The considered conclusion of the local authorities, deriving their power from specific State legislation, should be given great weight in determining whether the public  interest would in fact be adversely  affected . . . ."), cited with approval in Houston Industries, Inc., Holding Co. Act Release No. 26744 (July 24, 1997).
------------------


     Further, exemption of Emera will not give rise to any of the evils that the Act was intended to address. Emera is a publicly held company subject to continuous reporting requirements under the Canadian securities laws. A transaction that links companies in a narrowly defined geographic area does not create a problem of "scatteration" for purposes of the Act. Further, there is nothing in the history of Emera or BHE to suggest that the holding company structure will be used to evade state and local regulation, or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act.

     Finally, the Commission always has the authority under the "unless and except" clause to condition or deny an exemption that it finds to be detrimental to the protected interests. This point is well-illustrated by the Commission's decisions denying orders of exemption in Cities Service and Electric Bond and Share, even though those companies met the objective requirements for exemption. As the Commission explained in AES:

     In those cases, there was both an attempt to evade section 3(a)(3) . . . and a history, and future likelihood, of abuses the Act was intended to prevent. In each of these cases, the Commission determined that the applicant was essentially the type of company at which the purposes of the Act were directed and noted that the exemption would have been denied under the unless and except clause, even if the applicant had satisfied all the objective criteria for exemption.

Section 3(c) of the Act further provides:

     Whenever the Commission, on its own motion, or upon application by the holding company or any subsidiary company thereof exempted by any order issued under subsection (a), or by the subsidiary company exempted by any order issued under subsection (b), finds that the circumstances which gave rise to the issuance of such order no longer exist, the Commission shall by order revoke such order.

Should Emera's Section 3(a)(5) exemption become contrary to the protected interests under the Act at any time in the future, the Commission could withdraw the exemption and cause Emera to divest BHE or register under the Act.

ITEM 4. REGULATORY APPROVALS.

     Set forth below is a summary of the regulatory approvals that will be obtained in connection with the acquisition.

     (1) Antitrust

     The acquisition is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and until certain waiting periods have been terminated or have expired.

     (2) Federal Energy Regulatory  Commission

     Under Section 203 of the Federal Power Act, the FERC has jurisdiction when a public utility sells or otherwise disposes of facilities that are subject to its jurisdiction. A disposition is deemed made when there is a change in control of the public utility that owns the facilities. For this reason, the prior approval of the FERC is required to complete the Merger.

     (3) Committee on Foreign Investment in the United States

     Section 721 of the Defense Production Act of 1950 authorizes the Committee on Foreign Investment in the United States to suspend or prohibit any merger, acquisition or takeover, by or with a foreign person, of a person engaged in interstate commerce in the United States when, in the Committee's view, the foreign interest exercising control over that person might take action that threatens to impair the national security.

     (4) State Regulatory Approval

     Under Maine law, the approval of the MPUC is required for the indirect transfer of control of BHE resulting from the Merger, under a standard that requires a finding that the Merger is consistent with the interests of BHE's customers and investors. In addition, in rendering a decision, the MPUC must find that it can continue to adequately regulate the reorganized utility. Under Maine law, once an application for approval is filed, the MPUC must act definitively within 180 days of the date of filing. Emera and BHE filed a joint petition with the MPUC on August 4, 2000. The applicants expect the MPUC's order to be issued by February 1, 2001.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to issue and publish not later than January 30, 2001 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than February 25, 2001 by which comments may be entered and a date not later than March 31, 2001 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     Emera believes that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1  Memorandum of Association of Emera (to be filed by amendment).

A-2  Articles of Association of Emera (to be filed by amendment).

A-3  Articles of Incorporation of BHE (to be filed by amendment).

A-4  By-Laws of BHE (to be filed by amendment).

B-1 Agreement and Plan of Merger (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

C-1 Definitive Proxy Statement relating to the special meeting of shareholders of BHE to approve the Merger with Emera (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

D-1 Petition to the Maine Public Utilities Commission, filed on August 4, 2000, together with testimony and exhibits (to be filed by amendment).

D-2 Application to FERC together with testimony and exhibits (to be filed in paper format under cover of Form SE).

D-3  FERC Order approving the Merger (to be filed by amendment).

E-1 Organization Chart of the combined Emera/BHE system post-Merger (to be filed in paper format under cover of Form SE).

E-2 Map of proposed combined service territory (to be filed in paper format under cover of Form SE).

F-1  Opinion of counsel of Emera (to be filed by amendment).

F-2  Past tense opinion of counsel (to be filed by amendment).

G-1  Emera's 1999 Annual Report (to be filed by amendment).

G-2 BHE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to SEC File No. 001-10922, filed March 30, 2000, and amended April 28, 2000).

H-1  Proposed Form of Notice.

K-1  Non-utility Subsidiaries of Emera and BHE (to be filed by amendment).

K-2 Comparison of size of BHE on a Local, Regional and National basis (to be filed by amendment).

Financial Statements

FS-1 Balance sheet and income statement of Emera consolidated for the year ended
     December 31, 1999 (incorporated by reference to Exhibit G-1).

FS-2 Balance sheet and income  statement of BHE  consolidated for the year ended
     December 31, 1999 and for the quarters ended March 31, 2000 and June 30, 2000 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year-end report filed March 30, 2000 and amended April 28, 2000, and on Forms 10-Q for the quarterly statements filed May 12, 2000 and August 10, 2000, respectively).

FS-3 Balance sheet and income  statement of BHE consolidated for the years ended
     December 31, 1998 and December 31, 1997 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year end reports filed March 30, 1999 and March 27, 1998, respectively).

FS-4 Pro-forma financial statements (to be filed by amendment).

FS-5 Financial projections (confidential treatment requested under Rule 104).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Application which is pertinent to the instant Application.

Date:  November 6, 2000                  /s/ Richard J. Smith
                                         ______________________
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel
                                         Emera Incorporated

                                 Exhibit Index

H-1     Proposed Form of Notice.